Ms Christina Chalk Office of Mergers and Acquisitions United States Securities and Exchange Commission Washington DC 20549-0303 U.S.A.	LONDON 65 Fleet Street London EC4Y 1HS T + 44 20 7936 4000 Direct T + 44 20 7832 7429 F + 44 20 7832 7001 Direct F + 44 20 7108 7429 LDE No 23 E sarah.murphy@freshfields.com W freshfields.com
DOC ID LON1462597/1+ OUR REF SCM YOUR REF CLIENT MATTER NO. 136935-0001

23 May 2007

Dear Ms Chalk

Pacific Internet Ltd
Schedule TO-T and Schedule 13E-3 filed by Connect Holdings, et al.
SEC File No 5-79632

Further to our letter of 23 May 2007 in response to the comments raised in your letter of 16 May 2007, we attach the written statement executed by each filing person acknowledging that:

(a)	it is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

(c)	it may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any further information or have any questions, please contact Sarah Murphy at +44 20 7832 7429 or Doug Smith at +44 20 7716 4752.

Yours faithfully

/s/ Sarah Murphy

Sarah Murphy

Freshfields Bruckhaus Deringer are registered foreign lawyers and solicitors regulated by the Law Society. A list of the partners and their qualifications is open to inspection at the above address.

Amsterdam Barcelona Beijing Berlin Bratislava Brussels Budapest Cologne Dubai Dusseldorf Frankfurt am Main Hamburg Hanoi Ho Chi Minh City Hong Kong London Madrid Milan Moscow Munich New York Paris Rome Shanghai Tokyo Vienna Washington

After due enquiry and to the best of my knowledge and belief, I acknowledge that:
(a)	I am responsible for the adequacy and accuracy of the disclosure in the filing;

(b)	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

(c)	I may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Date: 23 May 2007
Connect Holdings Limited
By: /s/ Robert D. Petty
Title: Director
Connect International Limited
By: /s/ Robert D. Petty
Title: Director
Ashmore Global Special Situations Fund Limited
By: Northern Trust (Guernsey) Limited                 /s/ Meloney Cohu                   /s/ Keith Stubbington
Title: Custodian                                                     Authorized Signatory              Director
Ashmore Global Special Situations Fund 2 Limited
By: Northern Trust (Guernsey) Limited                 /s/ Meloney Cohu                   /s/ Keith Stubbington
Title: Custodian                                                     Authorized Signatory              Director
Asset Holder PCC Limited re Ashmore Emerging
Markets Liquid Investment Portfolio
By: Northern Trust (Guernsey) Limited                 /s/ Meloney Cohu                   /s/ Keith Stubbington
Title: Custodian                                                     Authorized Signatory              Director
Asset Holder PCC No 2 Limited re Ashmore Asian
Recovery Fund
By: Northern Trust (Guernsey) Limited                 /s/ Meloney Cohu                   /s/ Keith Stubbington
Title: Custodian                                                     Authorized Signatory              Director
Ashmore Emerging Markets Debt Fund
By: /s/ Kim Martin
Title: Vice President
Ashmore Emerging Markets Debt and Currency
Fund Limited
By: Northern Trust (Guernsey) Limited                 /s/ Meloney Cohu                   /s/ Keith Stubbington
Title: Custodian                                                     Authorized Signatory              Director
Ashmore Management Company Limited
By: /s/ Vic Holmes
Title: Director
Spinnaker Global Opportunity Fund Ltd
By: /s/ Marcos Lederman
Title: Director
Spinnaker Global Emerging Markets Fund Ltd
By: /s/ Marcos Lederman
Title: Director
Spinnaker Global Strategic Fund Ltd
By: /s/ Marcos Lederman
Title: Director
Clearwater Undersea Cable Investments, LP
By: /s/ Robert D. Petty
Title: Director
Clearwater Capital GP, Ltd
By: /s/ Robert D. Petty
Title: Director